Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 63,436	$ 69,476
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in prepaid expenses	9,768	(15,865)
Increase (decrease) in accounts payable	(13,253)	13,695
(Increase) decrease in due from affiliates	30,808	(30,808)
Decrease in sundry liability	(91)	(2,162)
Total adjustments	27,232	(35,140)
Net cash provided by operating activities	90,668	34,336
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions (net)	(145,466)	(70,000)
DECREASE IN CASH	(54,798)	(35,664)
Cash, beginning	110,416	146,080
Cash, ending	$ 55,618	$110,416

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

Interest paid	$ 6	$ -

The accompanying notes are an integral part of these statements.